Filed Under Rule 424(b)(3)
File No. 333-146657

PROSPECTUS SUPPLEMENT NO. 7 TO
REGISTRATION STATEMENT DECLARED EFFECTIVE
ON OCTOBER 19, 2007

g8wave Holdings, Inc.

2,674,893 Shares of Common Stock

This Prospectus Supplement updates and should be read in conjunction with the Prospectus dated October 23, 2007, as supplemented by Prospectus Supplement No. 1, dated November 5, 2007, Prospectus Supplement No. 2, dated November 14, 2007, Prospectus Supplement No. 3, dated January 4, 2008, Prospectus Supplement No. 4, dated January 31, 2008, Prospectus Supplement No. 5, dated February 5, 2008, and Prospectus Supplement No. 6, dated February 27, 2008 (collectively, the “Prospectus”), which is to be delivered with this Prospectus Supplement. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering, and therefore will not receive any proceeds from this offering, other than the exercise price, if any, to be received upon exercise of the warrants referred to in the Prospectus.

This Prospectus Supplement includes the following document, as filed by us with the Securities and Exchange Commission:

•	The attached Current Report on Form 8-K of g8wave Holdings, Inc. filed on April 3, 2008.

Our common stock is quoted on the regulated quotation service of the OTC Bulletin Board under the symbol “GEWV.OB”.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is April 3, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

___________________________________________________________________

Date of Report (Date of earliest event reported): April 2, 2008

g8wave Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	333-136487	13-3513270
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

126 Brookline Avenue, Suite 201 Boston, Massachusetts	02215
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (866) 892-9090

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 DFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On April 2, 2008, g8wave Holdings, Inc. (the “Company”) entered into a non-binding letter of intent (the “Letter of Intent”) with Bradley M. Mindich, a stockholder and member of the board of directors of the Company (the “Board”). The Letter of Intent was unanimously approved by the disinterested members of the Board immediately prior to its execution.

Pursuant to the terms of the Letter of Intent, the Company would sell to Mr. Mindich or his designee (collectively, the “Buyer”) all of the capital stock of the Company’s wholly-owned subsidiary, g8wave, Inc. (the “Subsidiary Shares”), which shares constitute substantially all of the Company’s assets. As a result, if this transaction is consummated, the Company will have nominal operations and assets and will be a shell company as defined in Section 12b-2 of the Securities Exchange Act of 1934, as amended.

In exchange for the Subsidiary Shares, Mr. Mindich and/or the Buyer would (i) surrender to the Company all right, title, and interest in and to all of the capital stock of the Company currently owned by Mr. Mindich (approximately 39% of the Company outstanding shares), (ii) would assume all known liabilities of the Company, subject to certain exceptions, (iii) pay to the Company $30,000 at closing, (iv) agree to pay all amounts necessary for the Company to continue its existence and remain in compliance with applicable laws and the rules and regulations of the Securities and Exchange Commission and state securities regulators for a period of 12 months after the closing, subject to certain caps, and (v) continue the Company’s D&O policy coverage for a period of 3 years after the closing.

The terms of the Letter of Intent are not comprehensive and additional terms will be incorporated into a definitive stock purchase agreement to be negotiated by the Company and Mr. Mindich. The transaction is also expected to be subject to certain customary conditions to closing, including, without limitation, the approval by the Company’s disinterested stockholders.

The foregoing description of the Letter of Intent and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by the terms and conditions of the Letter of Intent, which is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Item 8.01 Other Events.

The Board has set the close of business on April 2, 2008 as the record date for holders of the Company’s capital stock to vote upon the transactions contemplated by the Letter of Intent.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description
10.1	Letter of Intent, dated April 2, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2008

g8wave Holdings, Inc.

By:	/s/ William E. Duke, Jr.
William E. Duke, Jr.
Chief Financial Officer

Bradley M. Mindich
126 Brookline Avenue
Boston, MA 02115

                    April 2, 2008

PERSONAL AND CONFIDENTIAL

Board of Directors
g8wave Holdings, Inc.
126 Brookline Avenue, Suite 201
Boston, MA 02115

Re:	g8wave, Inc. (the “Company”)

Gentlemen:

This letter confirms your and our mutual intention to enter into good faith negotiations with a view to entering into an agreement for the acquisition by Bradley M. Mindich or his designee (the “Buyer”) from g8wave Holdings, Inc. (the “Seller”) of all of the capital stock of the Company (as well as all options, warrants and any other rights to receive capital stock of the Company) (the “Stock”).

1.	Terms. We envision that the principal terms of the proposed transaction would be substantially as follows:

(a)
Acquisition. The Buyer would acquire the Stock free and clear of any claims, security interests, liens, encumbrances, defenses, liabilities and setoffs, other than restrictions on transfer under applicable federal and state securities laws. The actual structure of the transaction will be mutually determined by the Buyer and the Seller, after consultation with their respective tax, legal and financial advisors, and may include a reverse merger.

(b)
Consideration. At the closing of the acquisition of the Stock and in consideration therefor, the Buyer would (i) surrender to the Seller all right, title, and interest in and to all of the capital stock of the Seller currently owned by the Buyer and all rights associated with such stock, in each case free and clear of any claims, security interests, liens, encumbrances, defenses, liabilities and setoffs, other than restrictions on transfer under applicable federal and state securities laws, (ii) assume all known liabilities of the Seller (other than those related to its outstanding securities, e.g., obligations under outstanding warrants, option plans, etc., which shall remain the liability of the Seller) and indemnify the Seller for the same, it being agreed that the Seller will use commercially reasonable efforts to negotiate and/or settle such liabilities prior to closing (subject to the Buyer’s reasonable approval), (iii) pay to Seller $30,000, which amount the parties estimate to be the amount necessary for the Seller to continue its existence and remain in compliance with applicable laws and the rules and regulations of the SEC and state securities regulators (“Maintenance Costs”) for a period of 3 months after the closing, (iv) agree to pay or cause a mutually agreeable, credit worthy affiliate to pay, no later than 5 business days after the submission of invoices therefor, all Maintenance Costs for a period of 12 months after the closing, provided that such Maintenance Costs shall not exceed $125,000, and (iv) continue the Seller’s D&O policy coverage for a period of 3 years after the closing as to possible claims arising from the existing business of the Seller, but not any future undertakings of the Seller.

PERSONAL AND CONFIDENTIAL
Board of Directors
g8wave Holdings, Inc.

(c)
Third-party Consents and Approvals; Conditions to Closing. The Seller will obtain all third-party consents necessary for the transfer of the Stock to the Buyer without giving any such third-party default or termination rights, all in form and substance satisfactory to the Buyer. The Buyer will be responsible for obtaining all third-party consents and approvals with respect to agreements and obligations of the Company and its subsidiaries and the Seller will have no responsibility or liability therefor. In addition, the Buyer will be responsible for obtaining all necessary third party consents and waivers required to surrender the Buyer’s shares of capital stock to the Seller, including any and all waivers under lock-up agreements governing those shares. The closing of the transaction would be contingent on the approval of the holders of a majority of the outstanding shares of the Seller, excluding the Buyer (the “disinterested stockholders”). The closing would not occur earlier than ten (10) days following the filing of a Form 8-K with the Securities and Exchange Commission disclosing the transaction contemplated hereby.

(d)	Conduct in Ordinary Course. The Company will conduct its business in the ordinary course during the period between the date of this letter of intent and the closing date.

2.
Definitive Purchase Agreement. All of the terms and conditions of the proposed transaction would be stated in a definitive written agreement (the “Stock Purchase Agreement”) containing terms customary for transactions of this type, including without limitation, customary representations and warranties by the parties concerning the securities to be sold or surrendered, as applicable, and their authority to enter into the Stock Purchase Agreement (but would not contain representations or warranties about the Company’s business), all to be negotiated, agreed to and signed by the Seller and the Buyer.

PERSONAL AND CONFIDENTIAL
Board of Directors
g8wave Holdings, Inc.

3.
Exclusive Negotiating Rights. In order to induce the Buyer to commit the resources, forego other potential opportunities, and incur the legal, accounting and incidental expenses necessary to properly evaluate the possibility of acquiring the Stock, and to negotiate the terms of, and consummate, the transaction contemplated hereby, the Seller agrees that, subject to the last paragraph of this Section 3, for a period of twenty (20) days after the date of your acceptance of this letter of intent (a) neither the Seller, nor any of its representatives, will, directly or indirectly, negotiate or offer to negotiate or discuss with, solicit or initiate, or entertain or encourage submission of inquiries, proposals or offers from any third party with respect to the disposition of the Stock, the Company’s business or any portion thereof, whether by the sale of the Stock, sale of assets, or some other means that results in a change of control of the Company, its business or its assets (an “Acquisition Proposal”) and (b) the Seller will promptly notify the Buyer of the terms of any inquiry or proposal that the Seller may receive with respect to any Acquisition Proposal and of the Seller’s response thereto. The parties hereto will use their commercially reasonable efforts to negotiate and agree upon the terms of the Purchase Agreement within twenty (20) days and to close the acquisition as soon thereafter as is possible.

The Seller represents that it is not currently bound by any contract or understanding with any other third party concerning an Acquisition Proposal and that the execution and delivery of this letter of intent by it does not violate any other obligations or commitments currently binding on it.

In consideration of the foregoing, the Buyer shall not sell, encumber, transfer, or otherwise dispose of, or grant any rights of any kind or nature in or to, any of the shares of capital stock of the Seller during the period that the above exclusive negotiation rights are in effect.

Notwithstanding the foregoing, if at any time prior to the approval of the transaction by the disinterested stockholders of the Seller, the Seller’s board of directors obtains a bona fide Acquisition Proposal or financing proposal from a third party, and such board determines in good faith that such proposal is superior to the proposal set forth herein, the board of directors may cause the Seller to terminate this agreement as necessary in order for the board of directors, in its reasonable discretion, to properly exercise its fiduciary duties. In the event the Seller exercises it right to terminate this agreement pursuant to the provisions of this paragraph, or if the closing does not occur thereafter for any reason other than the Buyer’s default, the Seller shall pay to the Buyer, promptly upon the Buyer’s written request, an amount equal to 120% of (i) any funds advanced by the Buyer or an affiliate of the Buyer to the Company from the date hereof to the date of termination or the scheduled closing date, as the case may be, for the operation of the Company’s business, and (ii) any expenses incurred by the Buyer in connection with the transaction contemplated by this agreement (the “Break-Up Fee”). In addition, the Seller shall grant to the Buyer for a period of twenty months following such date, without the payment of further consideration by the Buyer, a non-exclusive right and license (or, where applicable, a sublicense) to use or have used for the benefit of the Buyer in the business of the Buyer or the business of any affiliate of the Buyer, the technology and other assets of Seller necessary to permit the Buyer to fulfill the Buyer’s and its affiliates’ customers mobile technology campaigns (the “Technology License”). For avoidance of doubt, an Acquisition Proposal or financing proposal shall not be deemed to be superior if, among other things, it does not provide sufficient funds to permit the Seller to pay the Break-Up Fee or prevents the Seller from granting the Technology License.

PERSONAL AND CONFIDENTIAL
Board of Directors
g8wave Holdings, Inc.

4.
Expenses. The Buyer and the Seller (and not the Company) will each pay their respective expenses incident to this letter of intent, the Purchase Agreement and the transaction contemplated hereby and thereby; it being understood that such expenses incurred by the Seller shall be assumed by the Buyer at the closing pursuant to Section 1(b)(ii) hereof.

5.
Broker’s Fees. The Seller and the Buyer have represented to each other that no brokers or finders have been employed who would be entitled to a fee by reason of the transaction contemplated by this letter of intent.

6.
No Binding Obligation. Except for the Section 3 (Exclusive Negotiating Rights), Section 4 (Expenses), Section 5 (Broker’s Fees), and Section 6 (No Binding Obligation), this letter of intent does not constitute or create, and shall not be deemed to constitute or create, any legally binding or enforceable obligation on the part of any party to this letter of intent. No such obligation shall be created, except by the execution and delivery of the Purchase Agreement containing such terms and conditions of the proposed transaction as shall be agreed upon by the parties, and then only in accordance with the terms and conditions of such Purchase Agreement.

7.	Assignment. The Buyer may assign its rights hereunder to an affiliate.

This letter will automatically expire and be of no further force or effect at 5:00 p.m. E.S.T. on April 2, 2008 if not accepted by the Seller prior to that time.

If the foregoing terms and conditions are acceptable to you, please so indicate by signing the enclosed copy of this letter and returning it to the attention of the undersigned.

PERSONAL AND CONFIDENTIAL
Board of Directors
g8wave Holdings, Inc.

Very truly yours,

/s/ Bradley M. Mindich
Bradley M. Mindich

ACCEPTED AND AGREED ON April 2, 2008

g8wave Holdings, Inc.

By: /s/ Habib Khoury
Name: Habib Khoury
Title: Chief Executive Officer and Director